Exhibit H

Financial Statements

HAF Holdings II, LLC

Reviewed Financial Statements

December 31, 2022 and 2021

Table of Contents

SA | SRODA
&Associates CPAs, P.C.
501 Audubon Parkway · Suite 202
Amherst, NY 14228
716-636-0549
www.srodaassociates.com

Independent Accountant's Review Report

To the Member
HAF Holdings II, LLC
Albany, NY

We have reviewed the accompanying financial statements of HAF Holdings II, LLC (a Limited Liability Company), which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of operations and members' equity , and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sroda & Associates CPA's PC

Sroda & Associates, CPA's P.C.
April 15, 2023

HAF Holdings II, LLC
Balance Sheets
December 31, 2022 and 2021

	2022	2021
Assets		
Current assets		
Total current assets	$ -	$ -
Intangibles, net	285	285
	$ 285	$ 285
Liabilities and Stockholder's Equity		
Current liabilities		
Total current liabilities	$ -	$ -
Stockholder's equity		
Capital contributions	285	285
Total stockholder's equity	285	285
	$ 285	$ 285

See independent accountant's review report and accompanying notes.

HAF Holdings II, LLC
Statements of Operations
Years ended December 31, 2022 and 2021

	2022	2021
Revenue		
Lease revenue	$ -	$ -
Expenses		
Repairs and maintenance	-	-
Utilities	-	-
Property management	-	-
Insurance	-	-
Professional fees	-	-
Taxes and licenses	-	-
Total expenses	-	-
Net operating income		
Other expenses		
Depreciation expense	-	-
Interest expense	-	-
Total other expenses	-	-
Net Income (Loss)	$ -	$ -

See independent accountant's review report and accompanying notes.

HAF Holdings II, LLC
Statements of Members' Equity
Years ended December 31, 2022 and 2021

		Total
Balance, December 31, 2020	**$**	**-**
Capital contributions		285
Net income (loss)		-
Distributions		-
Balance, December 31, 2021	**$**	**285**
Capital contributions		-
Net income (loss)		-
Distributions		-
Balance, December 31, 2022	**$**	**285**

See independent accountant's review report and accompanying notes.

HAF Holdings II, LLC
Statements of Cash Flows
For the years ended
December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net income (loss)	$ -	$ -
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	-	-
Change in assets and liabilities:		
Mortgage escrows	-	-
Cash - restricted - tenant deposits	-	-
Tenant's security deposits	-	-
Net cash provided by (used in) operating activities	-	-
Cash flows from investing activities:		
Purchases of property and equipment	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Principal payments on mortgage payable	-	-
Member loans	-	-
Net cash used in financing activities	-	-
Net increase (decrease) in cash	-	-
Cash, Beginning of year	-	-
Cash, End of year	$ -	$ -
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -

See independent accountant's review report and accompanying notes.

HAF Holdings II, LLC
NOTES TO FINANCIAL STATEMENTS

1. Nature of Company and Summary of Significant Accounting Policies

Nature of the Company

HAF Holdings II, LLC (the Company) was formed in 2019 to lease real property under a 60 year capital lease structure consisting of a building located at 48 Hudson Avenue, City of Albany, New York and to develop, construct, operate and manage the restored structure in compliance with the federal Historic Rehabilitation Tax Credit Program. It operates under a Limited Liability Operating Agreement that establishes contribution requirements, enumerates all rights and responsibilities of the members and provides for allocation of income and expenses. The initial and sole member of the entity is the Historic Albany Foundation, Inc.

Summary of Significant Accounting Policies

Basis of accounting

The Company's accounts are maintained, and the financial statements have been prepared in accordance with accounting principles general accepted in the United States of America (U.S. GAAP).

Cash and cash equivalents

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

Property and equipment

Property and equipment are stated at cost. Major renewals and betterments are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period. The cost of maintenance and repairs is charged to expense as incurred. Depreciation is provided using accelerated and straight-line methods, which approximate the economic useful lives of the assets, which range from 5 to 27.5 years.

Income taxes

The Company, with the consent of its members, has elected to be taxed as a partnership, in which the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provisions or liability for income taxes is reflected in the accompanying financial statements.

Lease revenue

The Company recognizes lease revenue on the date lease payments become due in accordance with signed leases. All leases between parties are operating leases.

1. Nature of Company and Summary of Significant Accounting Policies (Continued)

Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) Topic 842, Leases, to increase transparency and comparability among organizations related to their leasing arrangements. The update requires additional disclosure of key quantitative and qualitative information for leasing arrangements. Similar to the previous lease guidance, the update retains a distinction between finance leases (similar to capital leases in Topic 840, Leases) and operating leases, with classification affecting the pattern of expense recognition in the income statement. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company adopted the standard on January 1, 2022 and will use January 1, 2021 – the beginning of the earliest comparative period that will be presented in our financial statements – as the date of initial application.

The adoption of Topic 842 resulted in the reclassification of the MLS from a capital to a finance lease. Under the transition guidance within Topic 842, the Company continues to record a right to use asset inclusive of the underlying asset and prepaid payments (previously prepaid payments were shown separately on the balance sheet) and corresponding finance lease liability (previously capital lease) as calculated under ASC 840 as there have been no modifications to the MLA. The adoption of the new lease standard did not materially impact the presentation of the MLA in the Company's financial statements.

As a lessor, the Company has leasing operations which consist of subleasing to residential tenants and a commercial tenant. The Company subleases to residential tenants under operating lease agreements that have an initial term of 1 year. The commercial tenant has a term of 7 years. Leases include an option to renew on a month-to-month basis. Lessees do not have any option to purchase the leased asset. Lessees do not have any option to purchase the leased asset. None of the leases are equivalent to or exceeds the underlying asset's fair value nor do they carry a lease term that is for a major part of the remaining economic life of the asset.

The new standard provides a number of optional practical expedients in transition. The Company elected the 'package of practical expedients', which permitted the Company to not reassess under the new standard the prior conclusions about the lease identification, lease classification, and initial direct costs. All of the Company's subleases will continue to be classified as operating leases under ASC 842.

While the new standard identifies common area building maintenance as a non-lease component of the Company's real estate lease contracts, the Company applied the practical expedient to account for its real estate leases and associated common area maintenance service components as a single, combined operating lease component. The adoption of the new lease standard did not materially impact members' equity or cash flows and did not result in a cumulative-effect adjustment to the opening balance of members' equity.

1. Nature of Company and Summary of Significant Accounting Policies (Continued)

Use of estimates

The preparation of financial statements in conformity with the U.S. GAAP of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

Subsequent events

The Company has evaluated subsequent events through April 15, 2023, the date on which these financial statements were available to be issued.

2. Capital Contributions

The Company consists of a sole member, The Historic Albany Foundation, Inc. which comprise 100% of the capital contributed.

3. Allocation of Profits and Losses

In accordance with the amended and restated operating agreement, operating profits and losses and credits, other than those arising from a capital transaction, will be allocated in the ratio of their ownership percentage. Profits and losses arising from a capital transaction will be allocated to the members in various amounts as described in the amended and restated operating agreement depending on if the amounts are profits or losses and if the members' capital account balances are negative or positive.